                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                                (AMENDMENT NO. 4)


                   Under the Securities Exchange Act of 1934*


                             Carrizo Oil & Gas, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   144577 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Steven A. Webster
                             Carrizo Oil & Gas, Inc.
                        14701 St. Mary's Lane, Suite 800
                              Houston, Texas 77079
                                 (281) 496-1352
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                February 20, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 144577 10 3

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Steven A. Webster
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) [ ]

    (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER

                    2,329,823 shares (176,217 of which are exercisable upon the exercise of warrants, 77,500 of which are issuable upon the
  NUMBER OF         exercise of certain options and 350,878 of which are
   SHARES           issuable upon conversion of the Series B Preferred Stock)
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          0 Shares
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    2,329,823 shares (176,217 of which are exercisable upon the exercise of warrants, 77,500 of which are issuable upon the exercise of certain options and 350,878 of which are
                    issuable upon conversion of the Series B Preferred Stock)
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0 Shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,329,823 Shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     15.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

INTRODUCTORY NOTE.

                  This Amendment No. 4 to Schedule 13D is being filed on behalf Steven A. Webster ("Mr. Webster") to supplement certain information set forth in the Schedule 13D relating to securities of Carrizo Oil & Gas, Inc., a Texas corporation (the "Company"), originally filed by Mr. Webster August 21, 1997 and amended by Amendment No. 1 dated January 8, 1998, Amendment No. 2 dated March 13, 1998 and Amendment No. 3 dated December 15, 1999 (as so amended, the "Original Statement"), with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of the Company. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Statement.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  The sources of funds for the purchase of securities described herein were personal funds.

ITEM 4.       PURPOSE OF TRANSACTION

                  As more fully described in Item 5 and Item 6, Mr. Webster acquired (i) 40,000 shares of Series B Preferred Stock for the aggregate purchase price of $1,995,000 and (ii) warrants to purchase 84,211 shares of Common Stock for the aggregate purchase price of $5,000.00.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

                  As of March 14, 2002, Mr. Webster beneficially owns an aggregate of 2,329,823 shares of Common Stock (approximately 15.1% of the 14,745,144 shares deemed to be outstanding as of February 20, 2002 (consisting of 14,140,549 shares of Common Stock, 176,217 of which are exercisable upon the exercise of warrants, 77,500 options that are exercisable within 60 days and 350,878 of which are issuable upon conversion of the Series B Preferred Stock)). Mr. Webster may be deemed a beneficial owner of the 56,866 shares held by Cerrito Partners, as he shares voting and dispositive power over such shares of Cerrito Partners. Mr. Webster is one of three general partners of Cerrito Partners. The concurrence of two of the general partners is required for decisions regarding the voting and disposition of the Common Stock. Mr. Webster could be deemed to share the voting and dispositive power over the shares held by Cerrito Partners; however, Mr. Webster does not admit to having such power and disclaims the beneficial ownership of the Common Stock held by Cerrito Partners.

                  On February 20, 2002, the Company consummated the transactions (the "2002 Financing") contemplated by a Securities Purchase Agreement dated February 20, 2002 (the "2002 Securities Purchase Agreement") among the Company, Mellon Ventures, L.P. ("Mellon") and Steven A. Webster (excluding the Company, the "2002 Investors"). Such transactions included (i) the payment by the 2002 Investors of an aggregate purchase price of $6,000,000, (ii) the sale of 60,000 shares of Series B Convertible Participating Preferred Stock (the "Series B Preferred Stock") the terms of which are set forth in the Statement of Resolution Establishing Series of Shares designated Series B Convertible Participating Preferred Stock (the "Statement of

Resolution") and which include the right to convert such shares into Common Stock, par value $0.01 (the "Common Stock") of the Company (the "Underlying Shares") at a price of $5.70 per share, subject to adjustments, to the 2002 Investors pursuant to the terms of the 2002 Securities Purchase Agreement and
(iii) the sale of warrants (the "2002 Warrants") to purchase up to 252,632 shares of the Company's Common Stock (the "2002 Warrant Shares") at the exercise price of $5.94 per share, subject to adjustments, to the 2002 Investors pursuant to the terms of Warrant Agreement dated February 20, 2002 (the "2002 Warrant Agreement") among the Company, Mellon and Steven A. Webster, (iv) the execution of the Shareholders Agreement dated February 20, 2002 (the "2002 Shareholders Agreement") among the Company, Mellon, Paul B. Loyd, Jr., Douglas A.P. Hamilton, Steven A. Webster, S.P. Johnson IV, Frank A. Wojtek and DAPHAM Partnership, L.P., (v) the execution of the Registration Rights Agreement dated February 20, 2002 ("2002 Registration Rights Agreement") among the Company, Mellon and Steven
A. Webster and (vi) the execution of a Compliance Sideletter dated as of February 20, 2002 by and between the Company and Mellon (the "2002 Compliance Sideletter").

                  The parties to the 2002 Shareholders Agreement may be deemed to have formed a group pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Nothing herein shall constitute an affirmance that any such group exists; however, any such group could be deemed to have beneficial ownership, for purposes of Sections 13(g) and 13(d) of the Exchange Act, of all equity securities of the Company beneficially owned by such parties. Such parties would, as of February 20, 2002, be deemed to beneficially own an aggregate of 8,693,942 shares of Common Stock, or approximately 53.6% of the total number of shares of the Company's Common Stock deemed to be outstanding as of February 20, 2002. Mr. Webster disclaims the beneficial ownership of any Common Stock owned by such other parties. For a description of the 2002 Shareholders Agreement, see Item 6, Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Mr. Webster has sole voting power with respect to the Common Stock held by him, and the sole power to dispose or direct the disposition of the Common Stock held by him (subject to the 2002 Shareholders Agreement and the Shareholders Agreement dated December 15, 1999 as described in the Original Statement).

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  The 2002 Securities Purchase Agreement includes certain representations and warranties by the Company. The Company is obligated to indemnify the 2002 Investors for breaches of representations and warranties contained in the 2002 Securities Purchase Agreement or in other documents furnished in connection with the 2002 Securities Purchase Agreement and for certain third-party claims. Mellon invested $4,000,000 and Mr. Webster, the Company's Chairman of the Board, invested $2,000,000 in the 2002 Financing. The Company expects the proceeds to be used to fund the Company's ongoing exploration and development program, to fund working capital and for general corporate purposes.

                  The Statement of Resolution establishes a series of 150,000 shares (60,000 of which are initially being issued to the 2002 Investors under the 2002 Securities Purchase Agreement) of the Company's preferred stock, designated as Series B Convertible Participating Preferred Stock with designations, preferences, limitations and relative rights, voting, redemption and other rights that include the following:

                  Dividends. Holders of Series B Preferred Stock are entitled to receive cumulative dividends on each share of Series B Preferred Stock, payable semi-annually. Dividends will be paid, at the option of the Company, (i) in cash at the rate of $8.00 per year or (ii) by issuing additional shares of Series B Preferred Stock at the annual rate of 0.10 of a share of Series B Preferred Stock on each share of Series B Preferred Stock as converted.

                  In addition to the foregoing, if the Company declares a cash dividend on the Common Stock of the Company, the holders of shares of Series B Preferred Stock shall be entitled to receive for each share of Series B Preferred Stock a cash dividend in the amount of the cash dividend that would be received by a holder of the Common Stock into which such share of Series B Preferred Stock is convertible on the record date for such cash dividend.

                  Unless all accrued dividends on the Series B Preferred Stock shall have been paid and a sum sufficient for the payment thereof set apart, no dividend shall be paid or declared, and no distribution shall be made, on any Junior Stock (as defined below) and no redemption of any Junior Stock shall occur other than dividends payable in Junior Stock and any payments in respect of fractional shares of Series B Preferred Stock.

                  Redemption. The Series B Preferred Stock is required to be redeemed by the Company at any time after the third anniversary of the initial issuance of the Series B Preferred Stock (the "Issue Date") upon 90 days prior written request from any holder at a price per share equal to Purchase Price/Dividend Preference (as defined below).

                  The Company may redeem the Series B Preferred Stock (i) through the first anniversary of the Issue Date of the Series B Preferred Stock at a price per share equal to 120% of the Purchase Price/Dividend Preference;
(ii) from and after the first anniversary of the Issue Date through the second anniversary of the Issue Date, at a price per share equal to 115% of the Purchase Price/Dividend Preference; (iii) from and after the second anniversary of the Issue Date through the third anniversary of the Issue Date, at a price per share equal to 110% of the Purchase Price/Dividend Preference; and (iv) after the third anniversary of the Issue Date, at a price per share equal to the Purchase Price/Dividend Preference.

                  "Purchase Price/Dividend Preference" is defined to mean $100 plus all cumulative and accrued dividends (whether or not earned or declared) accumulated and unpaid on such share of Series B Preferred Stock, through the date the Company has paid or properly provided for the Redemption Price.

                  Voting. Holders of the Series B Preferred Stock generally have no right to vote for directors or on other matters except in certain circumstances described herein or as otherwise required by law.

                  The holders of Series B Preferred Stock have the right to approve, by the affirmative vote of the holders of a majority of the outstanding shares of Series B Preferred Stock, (i) the creation, authorization or issuance, or any corporate transaction such as a merger or consolidation that results in the creation or issuance of, any class or series of stock ranking senior to the Series B Preferred Stock ("Prior Stock") or ranking on a parity with the Series B Preferred Stock ("Parity Stock"), (ii) any corporate transaction such as a merger or consolidation, or any amendment to the Articles of Incorporation, that would result in (A) an increase or decrease of the aggregate number of authorized shares of Series B Preferred Stock, or (B) a change in the designations, preferences, limitations or relative rights of the shares of Series B Preferred Stock; (iii) any change in the Company's Articles of Incorporation or bylaws, as then in effect, that adversely affects the rights, preferences or privileges of the Series B Preferred Stock; (iv) any material change in the nature of the Company's business from a company engaged (whether directly or through holdings in other entities) in the exploration, exploitation, development and production of oil and natural gas and related activities; or (v) the issuance of any shares of Series B Preferred Stock except as dividends on the outstanding Series B Preferred Stock or pursuant to the 2002 Securities Purchase Agreement.

                  Holders of Series B Preferred Stock also have the right to vote as a class in a number of other circumstances as are required by Texas Business Corporation Act ("TBCA"). The affirmative vote of the holders of a majority of the shares of Series B Preferred Stock entitled to vote thereon generally is required for any of these actions. Under the 2002 Shareholders Agreement, the holders of the Series B Preferred Stock have agreed to vote such shares in favor of certain of these actions.

                  The terms of the Series B Preferred Stock, including the voting rights thereof, could have the effect of delaying, deferring or preventing a takeover attempt of the Company.

                  Liquidation. In the event of any voluntary or involuntary dissolution, liquidation or winding up or a Sale (as defined below) of the Company (a "Liquidation"), before any distribution of assets is made to the holders of any Junior Stock of the Company, the holder of each share of Series B Preferred Stock then outstanding will be entitled to be paid out of the assets of the Company available for distribution to its shareholders, the greater of the following amounts per share of Series B Preferred Stock: (i) $100 in cash plus all cumulative and accrued dividends (whether or not earned or declared) accumulated and unpaid on such share, through the date fixed for the distribution of assets of the Company to the holders of Series B Preferred Stock, or (ii) the liquidation distribution, if any, payable in such Liquidation with respect to each share of Common Stock distributed pro rata to the holders of the Series B Preferred Stock, any Parity Stock and the Common Stock on an as-converted basis (assuming the conversion of all Series B Preferred Stock and Parity Stock (if convertible into Common Stock) at the time such liquidation distribution is paid to a holder of such Common Stock). For purposes hereof, "Sale" shall mean and shall be deemed to have occurred at such time as any of the following occurs: (x) certain mergers that constitute a "Change of Control" (as defined herein); or (y) the sale, transfer or other disposition by the Company of all or substantially all of the assets of the Company to another entity.

                  Conversion. The holders of the Series B Preferred Stock have the right, at each holders' option, to convert all or a portion of such Series B Preferred Stock into the number of fully paid and nonassessable shares of Common Stock (calculated as to each conversion to the nearest 1/100th of a share) obtained by dividing (i) the product of (A) $100 plus all cumulative and accrued dividends (whether or not earned or declared) accumulated and unpaid on such share through the date of surrender of such share of Series B Preferred Stock multiplied by (B) each share of Series B Preferred Stock to be converted by (ii) the Conversion Price (as defined below). "Conversion Price" is defined to mean the conversion price per share of the Common Stock into which the Series B Preferred Stock is convertible, as such Conversion Price may be adjusted pursuant to the Statement of Resolution. The initial Conversion Price is $5.70.

                  The Conversion Price is subject to adjustment in certain circumstances, including (a) if the Company pays a dividend in Common Stock or grants certain rights to purchase securities, (b) if the Company subdivides, splits or reclassifies its outstanding shares of Common Stock into a larger number of shares of Common Stock or combines its outstanding shares of Common Stock into a smaller number of shares of Common Stock, (c) if the Company pays certain dividends or makes certain distributions to all holders of its Common Stock of any shares of capital stock of the Company or its subsidiaries (other than Common Stock) or evidences of its indebtedness or assets, including all equity and debt, subject to certain exceptions, and (d) if, subject to certain exclusions, the Company sells or issues Common Stock, options or convertible securities without consideration or with a consideration per share of Common Stock less than the Conversion Price, including in the first year a "full ratchet" adjustment for issuances in excess of $5 million; provided, however, that the Conversion Price as adjusted according to this subsection (d) will not be less than $4.75, appropriately adjusted for stock splits, reverse stock splits and similar recapitalizations (the "Floor Price").

                  Change of Control. Upon the occurrence of certain events constituting a "Change of Control", the Company is required to make a offer to each holder of Series B Preferred Stock to repurchase all or any part of such holder's Series B Preferred Stock at an offer price per share of Series B Preferred Stock in cash equal to 105% of the Change of Control Purchase Price (as defined below) including (a) any persons becoming the beneficial owners of more than 50% of the Company; (b) during any period of two consecutive years, a majority of the Board of Directors changes; (c) the merger of consolidation of the Company except for certain mergers or consolidations in which the shareholders of the Company prior to the transaction retain a majority of the voting stock of the surviving entity; and (d) the sale of all or substantially all of the assets of the Company, subject to certain exceptions for the foregoing matters. "Change of Control Purchase Price" is defined to mean $100 plus all cumulative and accrued dividends (whether or not earned or declared) accumulated and unpaid on such share of Series B Preferred Stock through the date of payment of the Change of Control Purchase Price.

                  Ranking and Certain Covenants. The Series B Preferred Stock ranks senior to the Common Stock and all other series of the Company's preferred stock (none of which are issued and outstanding as of the date hereof) as to the payment of dividends, as to payments upon redemption and as to the distribution of assets upon liquidation, dissolution or winding up unless, after the approval of the holders of a majority of the shares of Series B Preferred Stock, the terms of such other series provide otherwise.

                  Under the 2002 Shareholders Agreement, each of S.P. Johnson IV, Frank A. Wojtek, Paul B. Loyd, Jr., Douglas A.P. Hamilton, Steven A. Webster, DAPHAM Partnership, L.P. and Mellon have agreed to cause certain transfers to be bound by the 2002 Shareholders Agreement.

                  The 2002 Shareholders Agreement provides that if the holders of at least 51% of the Common Stock then outstanding approve a merger, Sale (as defined in the 2002 Shareholders Agreement") of the Company or sale of all or substantially all of the assets of the Company (an "Approved Sale"), each holder of Series B Preferred Stock will consent to, vote for and raise no objection against the Approved Sale as a holder of Series B Preferred Stock if the consummation of such Approved Sale will constitute a Change of Control (as defined above) or the Approved Sale is a reincorporation merger, subject to certain conditions.

                  If S.P. Johnson IV, Frank A. Wojtek, Paul B. Loyd, Jr., Douglas A.P. Hamilton, Steven A. Webster, DAPHAM Partnership L.P. or certain transferees thereof (each a "Founder Shareholder") desires to make certain transfers of shares of Common Stock that are not Public Sales (as determined in the 2002 Shareholders Agreement), such Founder Shareholder must allow Mellon "tag-along rights" whereby Mellon has the option also to include shares in the transfer. If the prospective transferee is unwilling or unable to acquire all such shares, then the transferring Founder Shareholder may either cancel the proposed transfer or allocate on a proportional basis the number of shares the prospective transferee is willing to acquire among the transferring Founder Shareholder and Mellon.

                  Under the 2002 Shareholders Agreement, the Company has granted to Mellon and Mr. Webster preemptive rights to purchase certain (i) equity securities, (ii) debt securities, (iii) options, warrants and other rights to acquire each of such securities and (iv) common stock equivalents convertible into or exchangeable for equity securities issuable by the Company, provided that securities issued pursuant to equity incentive plans, securities issued in certain public offerings, securities issued as consideration in a merger, business combination or acquisition, certain securities issued upon conversion of other securities, the 2002 Warrant Shares and Underlying Shares, pay-in-kind dividends of Series B Preferred Stock and certain distributions of securities are all excluded from this right.

                  The preemptive rights and tag-along rights under the 2002 Shareholders Agreement terminate upon the first to occur of (a) notice of termination by holders of 50% of the Common Stock issuable upon conversion of the Series B Preferred Stock and exercise of the 2002 Warrants, (b) certain sale transactions involving the Company or (c) the time Mellon (or certain of its transferees) owns less than 50% of the shares issuable upon conversion of the Series B Preferred Stock and exercise of the 2002 Warrants.

                  The 2002 Warrants are exercisable at any time prior to the expiration date on February 20, 2007 for the purchase of an aggregate of 252,632 shares of Common Stock at an exercise price of $5.94 per share, subject to certain adjustments.

                  Each Warrant may be exercised by cash payment or on a "cashless basis" by utilizing the average market price during the 4-day trading period preceding the date of exercise.

                  The number and kind of 2002 Warrant Shares issued and the exercise price are subject to adjustment in certain circumstances, including (a) if the Company pays a dividend in Common Stock or distributes shares of its Common Stock, subdivides, splits or reclassifies its outstanding shares of Common Stock into a larger number of shares of Common Stock, or combines its outstanding shares of Common Stock into a smaller number of shares of Common Stock, (b) if the Company issues shares of Common Stock or securities exercisable or exchangeable for or convertible into shares of Common Stock for no consideration or for less than the market value (as specified in the 2002 Warrant Agreement) of the Common Stock, subject to certain exceptions, provided that adjustments under this clause may not result in the exercise price falling below the Floor Price, (c) if the Company distributes any of its equity securities (other than Common Stock or options) to the holders of the Common Stock on a pro rata basis, (d) if the Company engages in a consolidation, merger or business combination, sells all of its assets to another person or entity, or enters into certain capital reorganizations or reclassifications of the capital stock of the Company or (e) the Company takes certain other actions affecting its Common Stock.

                  The 2002 Registration Rights Agreement provides registration rights with respect to the shares of Common Stock issuable upon the conversion of the Series B Preferred Stock and the exercise of the 2002 Warrants held by Mellon and Mr. Webster (the "2002 Investor Registrable Securities"). The Company may be required to effect one demand registration, subject to certain conditions and limitations. A shareholder owning not less than 51% of the then-outstanding shares of 2002 Investor Registrable Securities issuable upon conversion of the Series B Preferred Stock purchased by Mellon and upon exercise of the 2002 Warrants issued to Mellon (the "Mellon Registrable Shares") may demand that the Company effect a registration under the Securities Act for the sale of not less than 5% of the shares of Mellon Registrable Securities then outstanding. The holders of the registration rights also have limited rights to require the Company to include their shares of Common Stock in connection with certain other offerings registered by the Company. The registration rights will terminate as to any holder of 2002 Investor Registrable Securities at such time as such holder may sell under Rule 144(k) all 2002 Investor Registrable Securities then held by such holder. This agreement requires the investor parties to this agreement to agree to certain lock-up restrictions in connection with certain public offerings registered by the Company.

                  The Company agreed in a 2002 Compliance Sideletter with Mellon to, among other things, use commercially reasonable efforts to assist Mellon in remedying or preventing certain regulatory problems of Mellon that may be asserted by the Small Business Administration, the Federal Reserve Board, the Controller of Currency or any other governmental regulatory agency concerned with the regulation of banks or financial services institutions. These actions include without limitation, assisting in facilitating certain transfers, and permitting Mellon to exchange voting securities for similar non-voting securities. The Company also agreed with Mellon to comply with certain small business administration and other regulations and to provide information relating thereto to Mellon.

                  Each of the Company's six directors who have indemnification agreements, including Mr. Webster, entered into an amendment to such indemnification agreement that provides that nothing in the 2002 Shareholders Agreement or in the transactions contemplated by the 2002 Securities Purchase Agreement will constitute a "Change of Control" within the meaning of such term in each such director's indemnification agreement.

                  The Company also amended its Amended and Restated Bylaws (the "Bylaws") to provide that nothing in the 2002 Shareholders Agreement or in the transactions contemplated by the 2002 Securities Purchase Agreement will constitute a "Change of Control" within the meaning of such term in the bylaws.

                  The descriptions of the 2002 Securities Purchase Agreement, the Statement of Resolution, the 2002 Shareholders Agreement, the 2002 Warrant Agreement, the 2002 Registration Rights Agreement, the 2002 Compliance Sideletter, the form of amendment to the indemnification agreements and the amendment to the Company's Amended and Restated Bylaws do not purport to be complete and are qualified in their entirety by provisions of each such agreement, copies of which have been filed as Exhibits 22, 23, 24, 25, 26, 27, 28, and 29, respectively, and which are incorporated by reference herein.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 22 Securities Purchase Agreement dated February 20, 2002 among the Company, Mellon Ventures, L.P. and Steven
                           A. Webster (incorporated herein by reference to Exhibit 99.1 to the Company's Form 8-K dated February 20, 2002).

         Exhibit 23 Statement of Resolution dated February 20, 2002 establishing the Series B Convertible Participating Preferred Stock providing for the designations, preferences, limitations and relative rights, voting, redemption and other rights thereof (incorporated herein by reference to Exhibit 99.2 to the Company's Form 8-K dated February 20, 2002).

         Exhibit 24 Shareholders Agreement dated February 20, 2002 among the Company, Mellon Ventures, L.P., Paul B. Loyd, Jr., Douglas A.P. Hamilton, Steven A. Webster, S.P. Johnson IV, Frank A. Wojtek and DAPHAM Partnership, L.P. (incorporated herein by reference to Exhibit
                           99.3 to the Company's Form 8-K dated February 20,
                           2002).

         Exhibit 25 Warrant Agreement dated February 20, 2002 among the Company, Mellon Ventures, L.P. and Steven A. Webster (including Warrant Certificate) (incorporated herein by reference to Exhibit 99.4 to the Company's Form 8-K dated February 20, 2002).

         Exhibit 26 Registration Rights Agreement dated February 20, 2002 among the Company, Mellon Ventures, L.P. and Steven
                           A. Webster (incorporated herein by reference to Exhibit 99.5 to the Company's Form 8-K dated February 20, 2002).

         Exhibit 27 Compliance Sideletter dated as of February 20, 2002 between the Company and Mellon Ventures, L.P. (incorporated herein by reference to Exhibit 99.6 to the Company's Form 8-K dated February 20, 2002).

         Exhibit 28 Form of Amendment to Director Indemnification Agreement (incorporated herein by reference to Exhibit 99.8 to the Company's Form 8-K dated February 20, 2002).

         Exhibit 29 Amendment No. 3 to the Company's Amended and Restated Bylaws (incorporated herein by reference to Exhibit
                           3.1 to the Company's Form 8-K dated February 20,
                           2002).

                  After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  April 4, 2002.

                                         /s/ Steven A. Webster
                                         --------------------------------------
                                         Steven A. Webster